Security Capital REIT Fund Incorporated



Form N-SAR Report for the Period Ended 6/30/97



Item 77-I



        Security Capital REIT Fund Incorporated ("SC-ERF") was incorporated as a Maryland corporation on January 23, 1997. The
Fund commenced operations on December 20, 1996. The following describes the rights of the shares of SC-ERF.



        SC-ERF was formed under the laws of Maryland on January 23, 1997. The Board of Directors is authorized to issue 50,000,000 shares of common stock, $.01 par value per share. SC-ERF is registered with the Securities and Exchange Commission as a non-diversified, no-load, open-end management investment company.



        Each share of SC-ERF has equal voting, dividend, distribution and liquidation rights. SC-ERF's shares have no preemptive, conversion, exchange or redemption rights. All shares of SC-ERF, when duly issued, will be fully paid and nonassessable.



        Shareholders are entitled to one vote per share. All voting rights are noncumulative. Therefore, the holders of more than 50 percent of the shares voting for the election of Directors can elect all the Directors then nominated for election.



        The Board of Directors is authorized to reclassify and issue any unissued shares of SC-ERF without shareholder approval. Accordingly, in the future, the Directors may create additional series of shares with different investment objectives, policies or restrictions. Any issuance of shares of another class would be governed by Maryland law.



        If the holders of a majority of the outstanding shares of SC-ERF shall vote at any time to wind up and liquidate SC-ERF, no further shares of SC-ERF shall be issued, sold or purchased by SC-ERF, and the Board of Directors shall immediately proceed to wind up SC-ERF's affairs, liquidate the assets, pay all liabilities and expenses of SC-ERF, and distribute the remaining assets, if any, among the shareholders in proportion to their holding of shares. The Board of Directors shall also do any other acts necessary to secure and complete the dissolution of SC-ERF.